NEWS RELEASE	RUBICON MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR06-04 February 16, 2006

Rubicon Minerals Subsidiary, Toquima Minerals, to be Acquired by Carlin Gold Corporation

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX:RBY.AMEX) is pleased to announce that it has been advised by Toquima Minerals Corporation, a 64%-owned Rubicon subsidiary, that Toquima has reached an agreement with Carlin Gold Corporation (CGD-TSX-V) ("Carlin”) under which Carlin proposes to acquire 100% of the outstanding shares of Toquima by way of plan of arrangement. Details of the proposed plan of arrangement and related transactions are set out in detail in Carlin’s press release of February 9, 2006, which can be found on the SEDAR website (www.sedar.com) under Carlin.

The plan of arrangement is subject to stock exchange approval, approval by special resolution of the Toquima shareholders, approval of the plan of arrangement by the Supreme Court of British Columbia, due diligence and other standard closing conditions.

Following the successful closing of this transaction, Rubicon will own an approximate 13% interest in Carlin which will control a portfolio of high potential Nevada gold projects. In addition, Carlin is to create a new public company whose primary asset will be the gold-silver rich base metal Palmer project in Alaska, and in which Rubicon will own an approximate 26% interest. Should this new company not attain a public listing, Rubicon’s interest in Carlin would increase to approximately 20%.

David Adamson, President and CEO of Rubicon said: “While our main focus remains crystallizing value in our core assets in Rubicon, we are pleased that, subject to the successful completion of this transaction, we will become a significant shareholder in a new company focused on the Palmer project. We have long believed the Palmer project in Alaska to be one of North America’s premier base metal projects. As well, we will maintain our exposure to Nevada through Carlin’s interest in gold projects in Nevada.”

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address future events or developments that the Company expects to occur, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

RUBICON MINERALS CORPORATION

David W. Adamson
_________________________________
President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver BC CANADA V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.